# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagio Medical Holdings, Inc., CIK 0002006986
CUSIP: 00534B100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 26051 Merit Circle, Suite 102, Laguna Hills, California (CA), 92653
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-088367
Filed by CIK 0001346824

## Reporting persons
- RA Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,613,220; sole dispositive power 0; shared dispositive power 1,613,220; aggregate amount beneficially owned 1,613,220 (9.9% of the class)
- Peter Kolchinsky: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,613,220; sole dispositive power 0; shared dispositive power 1,613,220; aggregate amount beneficially owned 1,613,220 (9.9% of the class)
- Rajeev Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,613,220; sole dispositive power 0; shared dispositive power 1,613,220; aggregate amount beneficially owned 1,613,220 (9.9% of the class)
- RA Capital Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,561,459; sole dispositive power 0; shared dispositive power 1,561,459; aggregate amount beneficially owned 1,613,220 (9.7% of the class)

## Item 1. Issuer
Name of issuer: Adagio Medical Holdings, Inc.
Address of issuer's principal executive offices: 26051 Merit Circle, Suite 102, Laguna Hills, CA, 92653.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

RA Capital Management, L.P. ("RA Capital")
Peter Kolchinsky
Rajeev Shah
RA Capital Healthcare Fund, L.P. (the "Fund")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116
Citizenship:
RA Capital and the Fund are Delaware limited partnerships.
Dr. Kolchinsky and Mr. Shah are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities includes: (i) pre-funded warrants (the "Pre-Funded Warrants") held directly by the Fund that are exercisable for an aggregate of up to 670,000 shares of Common Stock; (ii) warrants (the "Base Warrants" and, together with the Pre-funded Warrants, the "Warrants") held directly by the Fund that are exercisable for an aggregate of up to 1,140,000 shares of Common Stock; and (iii) Base Warrants held directly by the RA Capital Nexus Fund II, L.P. (the "Nexus Fund II") that are exercisable for an aggregate of up to 60,000 shares of Common Stock, all of which are subject to a Beneficial Ownership Blocker (as defined below).

The Warrants contain provisions (the "Beneficial Ownership Blocker"), which precludes the exercise of such Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding. The Fund and the Nexus Fund II are currently prohibited from exercising the Warrants to the extent that such exercise would result in beneficial ownership of more than 1,613,220 shares of Common Stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund or the Nexus Fund II. Each of the Fund and the Nexus Fund II has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's Common Stock reported herein. Because each of the Fund and the Nexus Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund and the Nexus Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13G other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13G shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference. Due to the Beneficial Ownership Blocker, the collective beneficial ownership percentage of the Reporting Persons was 9.99% as of December 31, 2024. Such percentage is based upon the sum of (i) 14,535,136 shares of the Issuer's Common Stock outstanding as of November 20, 2024, as reported in the Issuer's prospectus dated November 25, 2024, filed with the Securities and Exchange Commission (the "SEC") on December 23, 2024, and (ii) 1,613,220 shares of Common Stock issuable upon the exercise of the Warrants. Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of each of the cover pages for RA Capital, Dr. Kolchinsky and Mr. Shah have been rounded down to 9.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (02/14/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (02/14/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (02/14/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (02/14/2025)